UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
DEERFIELD CAPITAL CORP.
(Exact name of registrant as specified in its charter)

Maryland	20-2008622

(State of incorporation)	(IRS Employer Identification No.)

6250 North River Road, 9th Floor
Rosemont, Illinois	60018

(Address of principal executive offices)	(Zip Code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered:	each class is to be registered:

Common Stock, par value $0.001 per share	NYSE Alternext US LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates (if applicable): Not Applicable.
Securities registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.
     This Form 8-A is being filed in connection with the listing of the common stock, par value $0.001 per share, of Deerfield Capital Corp. (the “Registrant,” “we,” “us,” or “our company”) on the NYSE Alternext US LLC under the symbol “DFR” on or after November 20, 2008.
     The following summary description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws, copies of which have been filed as exhibits to and incorporated by reference in this registration statement.
General
     Our charter provides that we may issue up to 500,000,000 shares of common stock and 100,000,000 shares of preferred stock, both having par value $0.001 per share. As of November 19, 2008, 6,455,465 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The majority of our board of directors, or Board, without any action on the part of our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Under Maryland law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.
Common Stock
     All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by any restrictions that may be set forth in our charter. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time.
     Subject to any restrictions on the transfer and ownership of our stock that may be set forth in our charter from time to time and except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. Our Board is classified, and there is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

     Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions, which first have been declared advisable by our Board, by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. An affirmative vote of two-thirds of all votes entitled to be cast on the matter is required for approval of amendments to our charter related to (i) removal of directors from our Board, (ii) the classification and reclassification of shares of our preferred stock, (iii) the classification and reclassification of shares of our common stock and (iv) restrictions on transfer and ownership relating to our prior status as a real estate investment trust, or REIT, that are no longer effective.
     A description of certain other Maryland laws and provisions of our charter and bylaws is set forth under the caption “Important Provisions of Maryland Law and Our Charter and Bylaws” in our registration statement on Form S-3 (File No. 333-149992) filed with the Securities and Exchange Commission on April 22, 2008 and is incorporated herein by reference.
Preferred Stock
     Our Board may authorize the issuance of shares of any class or series of preferred stock, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series as it may determine. Prior to issuance of shares of each class or series of preferred stock, our Board will be required by Maryland law and our charter to fix the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our Board could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in their best interests. As of November 19, 2008, no shares of preferred stock were outstanding. While we have no present plans to issue any preferred stock, we may determine to issue preferred stock at any time in the future.
Power to Reclassify Shares of Our Stock
     Our charter authorizes our Board to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, our Board is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our Board could authorize the issuance of shares of common or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Power to Issue Preferred Stock and Additional Shares of Common Stock
     We believe that the power of our Board to amend the charter without stockholder approval to increase the total number of authorized shares of our stock or any class or series of our stock, to issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as our common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our Board could authorize us to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in their best interests.
Restrictions on Ownership and Transfer
     During the third quarter of 2008, our Board determined that it was no longer in the best interests of our company to continue to be qualified as a REIT, at which point in time the restrictions on ownership and transfer of our capital stock set forth in Article VI of our charter ceased to have any effect. Subject to stockholder approval, we could amend our charter to implement new restrictions on ownership and transfer of our capital stock. Any such ownership limitations that may be contained in our charter could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or might otherwise be in the best interests of our stockholders.
Transfer Agent and Registrar
     The transfer agent and registrar for our shares of common stock is American Stock Transfer & Trust Company.

Item 2. Exhibits.

Exhibit
No.	Description of Exhibit
3.1
Articles of Amendment and Restatement of Deerfield Capital Corp., as amended and supplemented (incorporated by reference to Exhibit 3.1 to Deerfield Capital Corp.’s quarterly report on Form 10-Q filed with the SEC on November 10, 2008).

3.2	Bylaws of Deerfield Capital Corp. (incorporated by reference to Exhibit 3.2 to Deerfield Capital Corp.’s quarterly report on Form 10-Q filed with the SEC on August 11, 2008).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DEERFIELD CAPITAL CORP.
Date: November 19, 2008	By:	/s/ Robert A. Contreras
		Name:	Robert A. Contreras
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit
3.1
Articles of Amendment and Restatement of Deerfield Capital Corp., as amended and supplemented (incorporated by reference to Exhibit 3.1 to Deerfield Capital Corp.’s quarterly report on Form 10-Q filed with the SEC on November 10, 2008).

3.2	Bylaws of Deerfield Capital Corp. (incorporated by reference to Exhibit 3.2 to Deerfield Capital Corp.’s quarterly report on Form 10-Q filed with the SEC on August 11, 2008).

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